Exhibit (d)(8)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA EQUITY TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class C	Class I	Class O	Class P3	Class R	Class R6	Class T	Class W
Voya Real Estate Fund Term for Classes A, C, I, O, R, T and W Expires October 1, 2019 Initial Term for Class R6 Expires October 1, 2015 Initial Term for Class P3 Expires October 1, 2019	1.30%	2.05%	0.95%	1.30%	0.00%	1.55%	0.86%	1.30%	1.05%

/s/ HE
HE

Effective Date: February 9, 2018, to add Class P3 shares.

*                 This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.